TSX:GNG

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 18, 2014

_______________________________________________________________________________

TO:

The Shareholders of Golden Goliath Resources Ltd.

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the “Meeting”) of the shareholders of Golden Goliath Resources Ltd. (the “Corporation”) will be held in the boardroom at Suite 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on Tuesday, February 18, 2014, at 2:00 p.m., for the following purposes:

1.

To receive and consider the consolidated audited financial statements of the Corporation for the financial year ended August 31, 2013, together with the report of the auditors thereon.

2.

To re-appoint the Corporation’s auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

3.

To determine the number of directors of the Corporation at seven (7) and elect directors of the Corporation for the ensuing year or until their successors have been duly elected or appointed.

4.

To consider and, if thought advisable, pass an ordinary resolution that approves the Corporation’s Stock Option Plan.

5.

To transact such other business that may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting are requested to date, complete, sign and return the enclosed Form of Proxy.  A proxy will not be valid unless it is delivered to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, by any of the following methods:  by mail:  9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; by fax within North America to 1-866-249-7775 and outside North America to (416) 263-9524; by telephone:  1-866-732-8863; or online:  www.investorvote.com not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.  The Corporation’s management is soliciting the enclosed Form of Proxy but, as set out in the Notes, you may amend the Form of Proxy if you wish by striking out the names listed and inserting, in the space provided, the name of the person you want to represent you at the meeting.  Only Shareholders of record on January 14, 2014 are entitled to receive notice of and vote at the Meeting.

DATED at Vancouver, British Columbia this 14th day of January, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

 “J. Paul Sorbara”

Chief Executive Officer